UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Herley Industries, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

427398102

(CUSIP Number)

Daniel J. Donoghue

Michael R. Murphy

Discovery Group I, LLC

Hyatt Center

24th Floor

71 South Wacker Drive

Chicago, IL 60606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427398102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 564,726

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 564,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 427398102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 564,726

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 564,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 427398102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 564,726

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 564,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 (the “Amendment No. 2”) relates to the Common Stock, $.10 par value (the “Common Stock”), of Herley Industries, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601. This Amendment No. 2 amends and supplements, as set forth below, the information contained in Item 5 of the Schedule 13D filed by the Reporting Persons with respect to the Company on May 17, 2006, as amended by an Amendment No. 1 thereto filed by the Reporting Persons on June 7, 2006 (as so amended, the “Original Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D. Except as amended by this Amendment No. 2, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’  knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 14,649,916 shares of Common Stock reported outstanding as of June 5, 2006 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended April 30, 2006.

Discovery Group beneficially owns 564,726 shares of Common Stock as of June 15, 2006, which represents 3.9% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 564,726 shares of Common Stock as of June 15, 2006, which represents 3.9% of the outstanding Common Stock.

Mr. Murphy beneficially owns 564,726 shares of Common Stock as of June 15, 2006, which represents 3.9% of the outstanding Common Stock.

Discovery Group is the sole general partner of one of the Partnerships and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock. Messrs. Donoghue and Murphy are the sole managing members of Discovery Group. As a consequence, all Reporting Persons share beneficial ownership of all of the shares of Common Stock reported by each of them. Neither Partnership beneficially owns more than 5% of the Common Stock.

The transactions in Common Stock effected by the Reporting Persons during the last 60 days are set out on Exhibit 2 hereto.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on June 13, 2006.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1:	Joint Filing Agreement dated as of May 17, 2006, by and among Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.
	Exhibit 2:	List of transactions by Reporting Persons in the Company’s common stock during the 60-day period preceding this filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2006
Date

DISCOVERY GROUP I, LLC

/s/ Michael R. Murphy
Signature

Michael R. Murphy, Managing Member
Name/Title

/s/ Daniel J. Donoghue
Signature

Daniel J. Donoghue
Name/Title

/s/ Michael R. Murphy
Signature

Michael R. Murphy
Name/Title

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of May 17, 2006, by and among Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.
Exhibit 2	List of transactions by Reporting Persons in the Company’s common stock during the 60-day period preceding this filing.